Mail Stop 3561

January 10, 2008

Marc Kilbride
CenterPoint Energy Transition Bond Company III, LLC
1111 Louisiana
Houston, Texas 77002

> **Re:** **CenterPoint Energy Transition Bond Company III, LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 20, 2007**
> **File No. 333-147114**

Dear Mr. Kilbride:

We have reviewed your responses to the comments in our letter dated November 26, 2007 and have the following additional comments. Please note that all page references below correspond to the blacklined version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note that the company has outstanding issues in the Office of Chief Counsel that must be addressed which affects the review of the current registration statement. Your registration statement will not be declared effective until all issues are cleared in the Office of Chief Counsel.

Prospectus Supplement

Weighted Average Life Sensitivity, page S-13

2. Disclose whether in the Weighted Average Life Sensitivity table you will assume that there is no acceleration of the legal final maturity date and that a permanent loss of all customers has not occurred.

Signatures

3. It does not appear that you have provided all the signatures required by Instruction 1 to Signatures on Form S-3 for CenterPoint Energy Transition Bond Company III, LLC. You have only provided the signature for the sole manager and there is no reference to your only member, your chief executive officer or your principal accounting officer. Please revise accordingly.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are

Marc Kilbride
CenterPoint Energy Transition Bond Company III, LLC
January 10, 2008
Page 3

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: via facsimile (713) 229-2710
        Margo S. Scholin
        Timothy S. Taylor
        Baker Botts L.L.P.